Exhibit 99.2

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

NOTICE OF HEARING

PLEASE TAKE NOTICE that CDC Corporation, Debtor and Debtor-in-Possession (“Debtor”) in the above captioned case, has filed the Debtor’s Motion Under Confirmed Joint Plan of Reorganization to Establish Reserve Amount for Disputed Claim of Rajan Vaz (the “Motion”).1 In the Motion, the Debtor seeks entry of an order establishing and setting $10,000,000.00 as the Reserve Amount under the Plan for the disputed claim of Rajan Vaz, Claim No. 27.

PLEASE TAKE FURTHER NOTICE that the Court will hold a hearing on Motion in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia, at 3:00 p.m. on October 16, 2012.

PLEASE TAKE FURTHER NOTICE that any party desiring to participate by telephone in the hearing on the Motion may do so by contacting CourtCall at (866) 582-6878. Attached hereto as “Exhibit A” are procedures for parties appearing telephonically.

Your rights may be affected by the court’s ruling on these pleadings. You should read these pleadings carefully and discuss them with your attorney, if you have one in this bankruptcy case. (If you do not have an attorney, you may wish to consult one.) If you do not want the court to grant the relief sought in these pleadings or if you want the court to consider your views, then you and/or your attorney must attend the hearing. You may also file a written response to the pleading with the Clerk at the address stated below, but you are not required to do so. If you file a written response, you must attach a certificate stating when, how and on whom (including addresses) you served the response. Mail or deliver your response so that it is received by the Clerk at least two business days before the hearing. The address of the Clerk’s Office is: Clerk, U. S. Bankruptcy Court, Suite 1340, 75 Spring Street, Atlanta, Georgia 30303. You must also mail a copy of your response to the undersigned at the address stated below.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motion.

This 25th day of September, 2012.

LAMBERTH, CIFELLI, STOKES,
ELLIS & NASON, P.A.
Attorneys for Debtor

3343 Peachtree Road NE, Suite 550 Atlanta, GA 30326	By:	/s/ William D. Matthews
William D. Matthews
(404) 262-7373		Georgia Bar No. 470865
(404) 262-9911 (facsimile)		wdm@lcsenlaw.com

2

EXHIBIT “A”

PROCEDURES FOR TELEPHONIC APPEARANCE UTILIZING COURTCALL

1. Contact CourtCall at (866) 582-6878 the day before the hearing.

2. CourtCall will provide you with written confirmation of a telephonic appearance and give you a number to call to make the telephonic appearance.

3. It is your responsibility to dial into the call not later than 10 minutes prior to the scheduled hearing. CourtCall does not call you.

4. The Court discourages the use of cell phones or speakerphones. Please put your telephone on mute when not speaking.

5. Each time you speak, you must identify yourself for the record.

6. Parties participating by telephone are individually responsible for their own expenses and will be billed directly by CourtCall.

7. Parties participating by telephone will not be allowed to examine any witnesses.

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Notice upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Joshua J. Lewis

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, N.E.

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

jlewis@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Anna Mari Humnicky

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

ahumnicky@cpmas.com

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, N.E.

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Bern Steves

California Business Law Office

19925 Stevens Creek Boulevard

Cupertino, CA 95014

paralegal@californiabizlaw.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E., Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

Nicole L. Greenblatt

Alexandra P. Kolod

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

alexandra.kolod@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Susan R. Sherrill-Beard

Senior Trial Counsel/Bankruptcy

U.S. Securities and Exchange Commission

Atlanta Regional Office

3475 Lenox Road, N.E., Suite 1000

Atlanta, GA 30326-1232

Sherrill-BeardS@sec.gov

Jesse H. Austin, III

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, GA 30308

jessaustin@paulhastings.com

Scott B. Riddle

Suite 1530 Tower Place

3340 Peachtree Road, N.E.

Atlanta, GA 30326

sbriddle@mindspring.com

Henry F. Sewell, Jr.

David E. Gordon

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

This 25th day of September, 2012.

/s/ William D. Matthews
William D. Matthews
Georgia Bar No. 470865
3343 Peachtree Road NE, Suite 550	WDM@lcsenlaw.com
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)